UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share

(Title of Class of Securities)

26853A100

(CUSIP Number)

Ctrip Investment Holding Ltd

c/o 99 Fu Quan Road, Shanghai 200335

The People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

+86 (21) 34064880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26853A100

1	Names of Reporting Persons Ctrip Investment Holding Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Ben eficially Owned by Each Reporting Person with	7	Sole Voting Power 19,468,193*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.0%
14	Type of Reporting Person (See Instructions) CO

* consists of 2,700,000 Class A common shares and 16,768,193 Class B common shares of the issuer directly held by Ctrip Investment Holding Ltd.

CUSIP No.	G93629106

1	Names of Reporting Persons C-Travel International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Ben eficially Owned by Each Reporting Person with	7	Sole Voting Power 19,468,193*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.0%
14	Type of Reporting Person (See Instructions) CO

* consists of 2,700,000 Class A common shares and 16,768,193 Class B common shares of the issuer directly held by Ctrip Investment Holding Ltd, a Cayman Islands company wholly owned by C-Travel International Limited. Due to the ownership relationship, C-Travel International Limited may also be deemed to have sole voting and dispositive power over the shares directly held by Ctrip Investment Holding Ltd.

CUSIP No.	G93629106

1	Names of Reporting Persons Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Ben eficially Owned by Each Reporting Person with	7	Sole Voting Power 19,468,193*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.0%
14	Type of Reporting Person (See Instructions) CO

* consists of 2,700,000 Class A common shares and 16,768,193 Class B common shares of the issuer directly held by Ctrip Investment Holding Ltd, a Cayman Islands company wholly owned by C-Travel International Limited, which is a Cayman Islands company wholly owned by Ctrip.com International, Ltd. Due to the ownership relationship, Ctrip.com International, Ltd. may also be deemed to have sole voting and dispositive power over the shares over the shares directly held by Ctrip Investment Holding Ltd.

Introductory Note

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by the Reporting Persons with the U.S. Securities and Exchange Commission on April 10, 2015 (the “Original Schedule 13D”), relating to eHi Car Services Limited. Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the Original Schedule 13D filing is expressly incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

In December 2013, Ctrip Investment entered into a share purchase agreement with the Company and subscribed, for cash, 17,100,000 Series E preferred shares of the Company for an aggregate consideration of US$94,050,000. Ctrip Investment used its operating cash on-hand to make the referenced subscription. All of the 17,100,000 Series E preferred shares were converted and re-designated, on a one-to-one basis, into Class B common shares upon completion of the Company’s initial public offering (the “IPO”) of its American depositary shares, each representing two Shares, in November 2014.

In April 2014, Ctrip Investment entered into an additional share purchase agreement with the Company and subscribed, for cash, 2,368,193 Series E preferred shares for US$13,025,061.54. Ctrip Investment used its operating cash on-hand to make the referenced subscription. All of the 2,368,193 Series E preferred shares were converted and re-designated, on a one-to-one basis, into Class B common shares upon completion of the Company’s IPO.

In October 2014, Ctrip Investment entered into a subscription agreement with the Company, pursuant to which Ctrip Investment has agreed to purchase from the Company US$10 million worth of Class A common shares at a price per share equal to the IPO price adjusted to reflect the ADS-to-common share ratio subject to and concurrent with the closing of the IPO. Upon completion of the IPO, Ctrip Investment subscribed 1,666,666 Class A common shares based on the IPO price. Ctrip Investment used its operating cash on-hand to make the referenced subscription.

Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time. Class A common shares are not convertible into Class B common shares under any circumstances. Ctrip Investment converted 2,700,000 Class B common shares into the same amount of Class A common shares in December 2014.

In May 2015, Ctrip Investment entered into a securities purchase agreement with The Crawford Group, Inc., a Missouri corporation (“Crawford”), Tiger Global Mauritius Fund (“Tiger”), SRS Partners I Mauritius Limited (“SRS I”), and SRS Partners II Mauritius Limited (“SRS II”), pursuant to which Ctrip Investment sold an aggregate of 1,666,666 Class A common shares for US$10,000,002, consisting of (a) 1,111,111 Class A common shares sold to Tiger for US$6,666,666, (b) 265,555 Class A common shares sold to SRS I for US$1,593,336, and (c) 290,000 Class A common shares sold to SRS II for US$1,740,000.

Therefore, as of the date of this Statement, the aggregate number of Shares beneficially owned by the Reporting Persons is 19,468,193 consisting of (a) 16,768,193 Class B common shares (each convertible into one Class A common share at any time) issued upon automatic conversion of an equal number of Series E preferred shares that were acquired by Ctrip Investment during financing activities of the Company prior to the Company’s IPO; and (b) 2,700,000 Class A common shares.

Item 4.         Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have acquired the Shares of the Company, either before or after the IPO, for long-term investment purposes. The Reporting Persons have appointed one director to the Company’s board of directors that currently consists of seven members. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their interests in, and intentions with respect to, the Company and the investment in the securities of the Company, which review may be based on various factors, including but not limited to the Company’s business and financial condition, results of operation and prospects, general economic and industry conditions and the securities markets in general.  Accordingly, the Reporting Persons reserve the right to change their intentions, as they deem appropriate. In particular, the Reporting Persons may, from time to time but subject to any lock-up arrangement or transfer restrictions that the Reporting Persons are subject to, in the open market, through privately negotiated transactions or otherwise, increase their holdings in the Company or dispose of all or a portion of their securities of the Company that the Reporting Persons now own or may hereafter acquire. The Reporting Persons may be in contact, either directly, or through their nominated director, with members of the Company’s management, the members of the board of directors, other significant shareholders and others regarding alternatives that the Company could employ to increase shareholder value.

Other than as expressly set forth above, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. The Reporting Persons may, however, adopt in the future such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The responses to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of the date of this Statement, each of the Reporting Persons is deemed to beneficially own 19,468,193 Shares, representing 17.0% of the Company’s total outstanding shares. Pursuant to Rule 13d-3(d)(1), all Class B common shares (which are convertible into Class A common shares at any time) held by each Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A common shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A common shares owned by the Reporting Persons. The percentages of ownership set forth in row 11 of the cover page for each Reporting Person is based on 114,379,243 common shares (including 31,033,332 Class A common shares and 83,345,911 Class B common shares) outstanding as of March 31, 2015 as stated in the Company’s 2014 annual report on Form 20-F dated April 22, 2015.

(c) Except as set forth in Item 4 and Item 5, to the knowledge of the Reporting Persons, no transactions in any of the Shares have been effected by any Reporting Person during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated June 1, 2015 by and between the Reporting Persons.

B	Securities Purchase Agreement dated May 22, 2015 among Ctrip Investment, Crawford, Tiger, SRS I, and SRS II.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2015

Ctrip Investment Holding Ltd	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Director

C-Travel International Limited	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Director

Ctrip.com International, Ltd.	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer